August 10, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Re:

Wellness Center USA, Inc.

Amended Registration Statement on Form S-1

Filed July 6, 2011

File No. 333-173216

Dear Mr. Riedler,

Set forth below are Wellness Center USA, Inc.’s (the “Company” or “Wellness Center”) responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 19, 2011. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisers, as the context may require.

General

1.

Please include the information requested by Item 101(h)(5) of Regulation S-K. You are encouraged to provide your internet address, if available.

Response:

We have added the disclosure required by Item 101(h)(5) of Regulation S-K on page 46 in a section entitled Reports to Security Holders.

Prospectus Summary, page 5

2.

Please expand the discussion to clarify whether the supplement and nutrition products you intend to sell will be manufactured or produced by unaffiliated third parties.

Response:

Our products will be produced by unaffiliated third parties. Our discussion has been expanded to clarify the relationship with our supplier(s).

3.

We note your response to comment 7. Please expand the discussion to explain what you mean by the phrase " ... ensuring first that our product flow is robust .. ,," In addition, since your marketing plan is apparently based solely on your website, please expand the discussion to explain how you plan to test the adequacy of your product flow and order processing mechanisms prior to creating any market exposure.

Response:

We have amended our discussion to address our product flow adequacy and order processing mechanisms prior to creating market exposure.

Common Stock Outstanding and Related Stockholder Matters, page 5

4.

We note the reference in note 7 on page F-34 to the June 2011 cancellation of shares issued to a consultant. Please identify the consultant and file the consultant agreements as an exhibit.

Response:

We have updated our discussion to identify the consultant as Presidents Corporate Group (PCG). Consulting agreement has been filed as an exhibit.

Risk Factors, pages 8-12

5.

We note your response to comment II and the disclosure you have added. In addition to this new disclosure, please expand the risk factor section to include additional separate risk factors specifically addressing:

•

The extent of your business development;

•

Your accountant's going concern opinion;

•

The need for additional capital;

•

Dilution as a result of such capital raising efforts; and

•

The lack of independent directors and related corporate governance issues and potential risks to shareholders. In this regard, we note the disclosure you have added concerning your sole director does not describe the corporate governance risks we previously requested that you address.

Response:

The risk factors section has been expanded to include additional separate risk factors specifically addressing the areas noted above.

Determination of Offering Price. page 12

6.

We note your response to comment 25. Please expand the discussion to disclose the $0.25 fixed price per share.

Response:

The discussion has been amended to indicate the fixed price per share of $0.25.

Dilution, page 13

7.

We note your response to comment 26 and the information contained in footnote c and reissue the comment in part. Please revise the disclosure to indicate the amount of decrease between the price paid for share by the purchasers ($0.25) and the net book value per share.

Response:

Our discussion has been revised in the dilution paragraph to clarify net book value effect to purchasers.

Plan of Distribution. page 14

8.

We note the last sentence of the first paragraph of this section. Please expand the discussion to disclose that until such time as a market develops, you will sell the shares at a fixed price of $0.25 per share.

Response:

The Company expanded the discussion to disclose that until such time as a market develops, the Company will sell the shares at a fixed price of $0.25 per share.

Business, page 20

9.

Please expand the discussion to explain what you mean by the tern "unofficial relationship with the New Jersey based Protein Factory.... “In this regard, it appears your website directly links to Protein Factory and the products you advertise for sale are produced by and possibly shipped directly by Protein Factory. In addition, your website, under the heading "Partners," contains the language "an official distributor of Protein Factory.com." Accordingly, it appears you are basically advertising products developed and manufactured by others and fulfillment of such orders will be completed by third parties. Please advise or revise your disclosure as may be appropriate.

Response:

We have refined our disclosure and expanded our discussion to explain our relationship with the New Jersey based Protein Factory.

Regarding certain statements appearing on our website and which may be presently inconsistent with our prospectus, is due to the fact that our website is still under development. Our disclosures in the revised prospectus are correctly stated and in-line with our plans. Shortly, our website content will be updated accordingly. As discussed in the revised prospectus, Protein Factory will be our leading product supplier and website testing (Beta) partner. As such, for the most part, we have used Protein Factory’s website content as a starting point in creating our AminoFactory site. Respectively, our website is still undergoing further refining.

Due to our ongoing development, we have made no marketing effort to expose our website to the general public; even though our website is accessible. Presently, any URL visibility of AminoFactory is purely organic and strictly associated with domain name registry requirements only.

10.

Please expand your discussion to explain specifically how your products "will be uniquely tailored to fit each and every individual's needs."

Response:

We have substantially expanded the discussion and provided detailed explanation in the Statement outlining our present and future plans regarding our product portfolio offerings.

11.

We note the statement "we then will process the order in our supplier's factory.... "Please identify your supplier and clarify how you propose to "process" the order. In this regard, we note you have no employees.

Response:

Pertinent information regarding supplier identity and order processing capabilities has been provided in our revised prospectus discussion. Staffing plans based on near as well as long term needs have been further addressed in “Our Business” section.

12.

Please explain what you mean by "Beta testing" and tell us when the testing began, the duration of such testing, and the results. In this regard, we note the aminofactory website contains product and price information, states that on average you launch a new product every week, and that the website apparently dates to late 2010. Accordingly, it appears that your website is currently in operation.

Response:

We have explained the meaning and purpose of “Beta testing” and provided time table and duration data for this function - as well as a brief description on the limited testing results available to date.

Regarding product and price information noted on our website, we have revised our discussion in the prospectus to reflect same information as shown on website. However, as in our response to comment #9, we will similarly revise our AminoFactory website to remove any and all outdated or any other out-of-place content pertaining to new product introduction(s).

Further, our website is not fully completed but needs to be operative ‘in a limited mode basis” at the present time; for the purpose of conducting our Beta testing. Accordingly, we shall take all necessary actions to provide a warning label and a disclaimer on our home page. A label such as “For Beta Trial Testing Only”, in conjunction with a disclaimer, will warn any potential visitors that products available for purchase are test units and are only being offered to our Beta test participants.

13.

It is unclear from the discussion whether there is, in fact, a sole manufacturer of your products, or a source supplier for the components of your product, or a sole source for product order fulfillment. If you are substantially dependent on any of your raw material or component suppliers, or fulfillment services, please identify them here and identify the products that are materially dependent on the fulfillment services, raw materials or components. Also, please file copies of these agreements as exhibits and discuss them in greater detail in your business section. If you do not believe you are substantially dependent upon these agreements, please provide an analysis supporting your determination. See Item 601 (b)(1 O)(ii)(B) of Regulation S-K.

Response:

Discussion has been revised to identify and clarify that our first supplier is Protein Factory, a product manufacturer and product order fulfillment provider, and that we are dependent on our supplier. We have also identified the five products which are supplied by Protein Factory. Further, we have stated that our formal relationship with Protein Factory will be finalized following conclusion of our Beta trial. There is no formal agreement presently in place between WCU and Protein Factory.

14.

Please clarify who specifically will ship the product directly to the customer.

Response:

We have revised the discussion to specifically clarify that products will be shipped directly to our customers by our supplier.

Vitamin Supplement Market, page 20

15.

We note the reference to total U.S. sales of supplements in 2008. However, we note that the products "you plan to sell will be significantly different than most vitamins and supplements sold by present providers - because they will be Amino acid based and uniquely tailored to fit each and every individual's needs." Please clarify what portion of the total U.S. market is attributed to each of the specific types of products you intend to sell. If you do not intend to serve the global market, the discussion of your anticipated market should be revised accordingly.

Response:

Discussion has been expanded to include market research data specific to Amino acid products, including the sports industry. Our position is also explained regarding our limited knowledge in the marketing of customized Amino acid solutions.

Products. page 21

16.

You have provided information apparently pertaining to five amino acids, however you have   not explained the significance of this information to your business or plan of operation. Please expand the discussion to explain why you have included this information. For example:

•

Are these products you currently sell or plan to sell;

•

Do you have any patent or license rights with respect to these patents;

•

Who or what is "Ajinomoto" and what, if any, relationship do you have with Ajinomoto; and

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Why have you included Ajinomoto products when the only "relationship" with a manufacturer of amino acid based nutritional products you have identified is the "relationship" with ProteinFactory.

Response:

The paragraph below has been added as the opening paragraph in the “Products” section.

We plan to sell the following five products to our clients. These products are being produced by Protein Factory, our current provider of Amino acid supplements. Protein Factory is a licenced manufacturer of

Amino acid products, including the Ajinomoto brand. We have no direct relationship with Ajinomoto and do not own any product patents for this brand. We have selected Ajinomoto for inclusion in our product portfolio because its Amino acids are of good quality and will be attractive to our potential clients.

17.

Please provide to us supplementally the basis for the statements you have made with respect to each of the listed products. For example:

•

"Ajinomoto is the global leader in the research, production and sales of amino acids;”

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"No one else comes close-the impurities in other brands can be as much as six times higher;"

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"Ajinomoto's IBCAA is the result of unique production technology that sets it apart from any competitive powder;"

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[with respect to Ajinomoto L-Glutamine] "no ingredients of animal origin are used in the manufacturing process;"

•

"L-leucine is 100% free of materials of animal origin, as are all Ajinomoto amino acids;" and

•

"Try adding 300mg of L-Histidine 45 minutes prior to exercise to further increase Carnosine production. Beta alanine can cause a tingling and flushing effect on the skin. This is a perfectly normal reaction by the body and not harmful."

Response:

The statements we have made with respect to each of the listed products are strictly based on published information. We represent that we do not have sufficient knowledge to form our own judgment or characterization regarding product or marketing attributes for any of the five listed products.

Management Discussion and Analysis of Financial Condition and Results of Operations Revenues/Capital Source(s), page 29

18.

Please refer to prior comment 36. We repeat our request for you to disclose your critical accounting policies in MD&A. Please refer to FR-60 and 72.

Response:

The Company has disclosed its critical accounting policies in MD&A pursuant to FR-60 and 72.

19.

Please tell us how your projections comply with Item 10(b) of Regulation S-K. Please explain to us how you determined that you have a reasonable basis for assessing future performance given your lack of operating history and the unique nature of your products.  In addition, please expand your disclosure to include the assumptions that are the most significant to the projections, including estimated sales unit volumes, number of products offered and cost of goods sold.

Response:

We have expanded our Plan of Operation section to include a projections table specific to the five products we plan to market with estimated sales unit volumes and revenues. Additionally, we have summarized our estimated cost of goods sold and expanded our disclosure to include assumptions significant to the projections. Our projections are provided on the basis of a development stage company with a visionary plan. Due to the unique nature of our products there isn’t much precedence in the form of advisory expertise and we are using our own business experience and visionary abilities as our best advice and judgment of our business potential. We believe the benefits far outweigh the risks in our endeavor because our undertaking only involves the branding aspect of Amino based supplements, not their invention. Further, we have the flexibility to choose what we like from the Amino family of products for our branding desires without added financial exposure.

Capital Sources, page 28

20. We note that following the heading "capital sources" the only information provided is the statement "Our founder and Officer Andrew J. Kandalepas." Please expand the discussion to explain what you mean by this statement. For example, will Mr. Kandalepas provide the entire $122,000 estimated to fund your operations for the first twelve months?

Response:

Statement has been expanded to identify funding source as follows: Our founder and Officer, Andrew J. Kandalepas, will provide the entire $122,000 estimated to fund our operations for the first twelve months, however Mr. Kandalepas is not obliged to provide our working capital and no assurance can be given that whether, when and how much, Mr. Kandalepas will provide the working capital for us. In the event that Mr. Kandalepas cannot provide sufficient working capital to the Company, we may have to curtail its operations to keep our spending to the minimum to conserve cash and keep the Company operates.

Directors, Executive Officers and Control Persons. page 30

21.

The introductory paragraph indicates you have provided the dates the respective individuals became an officer or director of the company, however such information has not been provided. Please revise.

Response:

The dates have been added.

22.

We note your response to comment 45 and reissue the comment in part. Please provide Mr. Kandalepas' specific work history since July 2009.

Response:

Mr. Kandalepas’ bio has been updated to include his work history - from July 2009 to present.

23.

We note your responses to comments 46 and 47 and reissue the comments. While you may indicate the consulting agreement was subsequently terminated and when, the terms of the agreement should be described and the agreement should be filed as an exhibit since it is a material agreement entered into within two years of the filing of the registration statement. See Item 601(b)(10)(1) of Regulation S-K.

Response:

The terms of the agreement have been added under the heading “Consultants” following our discussion of our Directors and officer. Additionally, a copy of the agreement has been added as an exhibit.

Summary Compensation, page 32

24.

We note your response to comment 48 and reissue the comment. Please indicate the year for which the compensation information is provided. In this regard, we note the table bears the heading "Summary Compensation Table - ending June 30, 2011" and that you have a September 30 fiscal year end.

Response:

The disclosure has been revised to disclose the compensation information for the period from June 30, 2010 (inception) through September 30, 2010.

Principal Shareholders, page 34

25.

We note the table reflects the percentage ownership of Periklis Papadopoulos and Evan Manolis decreases after the offering although they are not selling any shares and the number of outstanding shares will remain the same before and after the offering. Please advise or revise.

Response:

The error has been corrected to 1.5%.

Recent Sales of Unregistered Securities

26. Please expand the discussion relative to the 2,557,500 and 7,982,500 share issuances to name the persons to whom the shares were sold. See Item 701 (b) of Regulation S-K.

Response:

Discussion expanded to name each person shares were sold relative to 2,557,500 and 7,982,500 share issuances.

Exhibit 23.1

27. The auditor's report on page F-2 is dated March 28, 2011 yet the report date referenced in their consent is March 31, 2011. Please revise the consent to correct the discrepancy.

Response:

Our auditor revised its consent letter to correct the discrepancy.

We hope that the information contained in this letter, together with the amended S-1, satisfactorily address the comments of the Staff. Feel free to contact us with any questions you may have by telephone at (847) 925-1885 or by fax at (847) 925-1859 or email: akwcuak@gmail.com.

Sincerely,

/s/ Andrew J. Kandalepas

Andrew J. Kandalepas